EXHIBIT 3.1
CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

CytRx Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law (the “DGCL”), does hereby certify as follows:

FIRST: Article FOURTH of the Corporation’s Restated Certificate of Incorporation, filed with the Secretary of State of Delaware on November 15, 2007, shall be amended to add the following paragraph at the end of Article FOURTH:

Upon the effectiveness of the Certificate of Amendment of the Restated Certificate of Incorporation of the corporation adding this paragraph (the “Effective Time”), each three (3) to twelve (12) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share, without any further action by the Corporation or the holder thereof, the exact ratio within the range of three (3) to twelve (12) to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional shares as described below (the “Reverse Stock Split”).  No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split and all certificates that otherwise would represent fractional shares shall be rounded up to the next whole share.  Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional shares as described above.

SECOND: On May 14, 2012, the Board of Directors of the Corporation determined that each seven (7) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.001 per share.

THIRD: This Certificate of Amendment shall become effective on May 15, 2012.

FOURTH: This Certificate of Amendment was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its corporate name as of May 15, 2012.

CytRx Corporation

By: /s/ STEVEN A. KRIEGSMAN
Name: Steven A. Kriegsman
Title: President and CEO